July 3, 2008

Guy M. Arnold
Dividend Capital Total Realty Trust
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

> RE: Dividend Capital Total Realty Trust Inc.
> Post-Effective Amendment to Registration Statement on Form S-11
> File No. 333-143662
> Filed on July 1, 2008

Dear Mr. Arnold:

This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Summary

1.	Please revise the summary section to update the status of your offering, including the amount of shares sold to date, the remaining amount to be offered and the termination date of the offering.

2.	Please disclose in the summary section the amount of dividends declared for the year ended December 31, 2007 and quarter ended March 31, 2008 and the source of those dividends.

3.	We note your disclosure of advisor fees paid to date. Please disclose the amount of fees accrued but unpaid, if any.

Investments in Real Properties…, page 65

4.	Please disclose the average rents for each property or for each property type.

5.	Please disclose the net operating income of your real estate portfolio for the last fiscal year and the most recent interim period. Please break out each property type.

6. Please include disclosure that illustrates the diversification of your real estate portfolio by investment type (e.g. real estate, real estate securities and real estate debt), property type (e.g. office, industrial and retail) and geography.

7. Please include a lease expiration table.

8. Please include a summary of your acquisitions and investments since the beginning of the last period for which you have included financial information. Please describe the types of investments, occupancy and average rents, if applicable, total investment cost and yield.

9. Please include more detailed disclosure regarding your real estate securities portfolio, including the security type, amount invested, current fair value, ratings, yield and term.

10. Please include more detailed information regarding your debt investments portfolio including investment type, outstanding principal amount, yield, maturity and underlying property type and location.

* * * *

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Phyllis Korff (*via facsimile*)
        Skadden Arps LLP